SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2005

Commission File Number 1-13200

GRUPO ELEKTRA, S.A. de C.V.
(Exact name of registrant as specified in its charter)

Edificio Parque Cuicuilco (Esmeralda)
Insurgentes Sur No. 3579
Col. Tlalpan
14000 Mexico, D.F., Mexico
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ___X___ Form 40-F _______

 [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _______ No ___X____

 [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .]

Grupo Elektra will Convene an Extraordinary Shareholders Meeting to
Consider the Convenience to Continue with its
Global Depository Shares Program

Mexico City, May 2, 2005 – Grupo Elektra S.A. de C.V. (“The Company”; BMV: ELEKTRA*; NYSE: EKT; Latibex: XEKT), Latin America’s leading specialty retailer, consumer finance and banking and financial services company, announced today that it will submit to the consideration of an extraordinary shareholders meeting the convenience to continue with its Global Depository Shares (GDSs) program in the United States with shares listed in the New York Stock Exchange (NYSE).

The Company considers that renowned cases of regulatory default in recent months, such as Worldcom, Enron, Adelphia, Parmalat, etc. created an over-regulation in the stock exchanges of the United States. Through this, issuers have had to distract time and resources to comply with an excessive regulation, which have been taken away from an efficient management of the business.

For foreign issuers in stock exchanges of the United States, over-regulation considerably increases current costs and expenses, along with legal risks, and the attached benefits are very questionable. As a result of this, the shareholders meeting of Grupo Elektra will consider the impact of the costs upon its business, as well as the current and future benefits of its GDSs program.

If the shareholders meeting decides to terminate the GDSs program, the Company would disclose it to investors and would send a communication of this decision to Bank of New York (BONY). In terms of section 6.02 of the Deposit Agreement signed with BONY, the Company can choose to terminate it. This contract can be accessed in documents filed by the Company with the Securities & Exchange Commission (SEC). Such termination would be notified to GDS’s holders 30 days in advance to its termination.

If the shareholders meeting decides to terminate the GDSs program: a) the Company would immediately communicate this decision to both BONY and NYSE; b) BONY would communicate it to holders of GDSs; c) the Company would proceed to modify its F-6 format (GDSs Registry), reducing the issuance of GDSs to zero; and d) the Company would file its amended F-6 form with the SEC.

Given the case, the market of GDSs would continue during the next 30 days after the termination of the Deposit Agreement. During that period, GDS’s holders could continue to exchange them for common shares listed in the Mexican Stock Exchange (BMV).

Once the Deposit Agreement is terminated, the NYSE should suspend the market for the exchange of GDSs, should notify the SEC about the termination of the program, and the SEC should request a delisting of the GDSs in the NYSE. In case that the delisting from the NYSE were to happen, the SEC would make it public.

In that case, GDS’s holders would have two options during the period of time determined by the shareholders meeting: 1) Give instructions to BONY to exchange its GDSs into common shares, or 2) exchange their GDSs into common shares and sell those in the Mexican market.

If there are less than 300 holders who are residents of the United States, the Company could ask the SEC to cancel the registry of the GDSs. In that case, the reporting obligations and other regulatory issues applicable to US stock exchanges would cease to apply to the Company. We must highlight that the registry with the SEC and the listing with the NYSE are two independent acts, and as such, in case of an eventual delisting from the NYSE, the Company would continue complying with its reporting obligations towards the SEC, for as long as its registry with this authority is maintained.

The market for shares in Mexico and the United States will remain in place until the shareholders meeting decides about it.

If the shareholders meeting decides not to terminate the GDSs program, the Company would maintain its outstanding stock in the US market as it is today, and GDS’s holders would maintain the same rights they currently possess.

In any case, the Company will timely disclose to investors the relevant events that take place.

Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect Grupo Elektra are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.

Grupo Elektra – Tradition with Vision

Grupo Elektra is Latin America's leading specialty retailer, consumer finance and banking services company. Grupo Elektra sells retail goods and services through its Elektra, Salinas y Rocha, Bodega de Remates and Elektricity stores and over the Internet. The Group operates more than 1,000 stores in Mexico, Guatemala, Honduras and Peru. Grupo Elektra also sells and markets its consumer finance, banking and financial products and services through its more than 1,440 Banco Azteca branches located within its stores, as a stand-alone, and in other channels in Mexico and Panama. Banking and financial services include consumer credit, personal loans, money transfers, extended warranties, savings accounts, term deposits, pension-fund management and insurance.

Investor and Press Inquiries:

Esteban Galíndez, CFA
Director of Finance and I.R.
Grupo Elektra S.A. de C.V.
Tel. +52 (55) 1720-7819
Fax. +52 (55) 1720-7822
egalindez@elektra.com.mx

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 02, 2005

GRUPO ELEKTRA, S.A de C.V. (Registrant)

By:	/S/ Rodrigo Pliego Abraham
Rodrigo Pliego Abraham Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.